Exhibit 3


                                 PERDIGAO S. A.
                           CNPJ-MF 01.838.723/0001-27
                                 PUBLIC COMPANY

            SUMMARY OF THE MINUTES OF THE TENTH/2002 ORDINARY MEETING
                           OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 26, 2002, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolute Majority of the Members. ON
MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) TRANFER OF THE SHARE CONTROL OF THE SUBSIDIARY: The Board approved the transfer of the capital stock from the wholly owned subsidiary Perdigao S.A. to the also wholly owned subsidiary Perdigao Agroindusrial S.A., which will be its new wholly owned controlling. 2) CALL FOR AN EXTRAORDINARY GENERAL SHAREHOLDER'S MEETING: The Board approved the call for an Extraordinary General Shareholder's Meeting to be held on December 17th, 2002 at 2:30 pm at the Company head office to deliberate about the amendment of the Bylaws, mainly to incorporate the changes stipulated by Law No. 10,303 of October 31, 2001. The Board also deliberated the approval of the justification proposition of the Board of Directors and Executive Board for the 2nd Extraordinary General Shareholder's Meeting and its Call Notice. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Sebastiao Jose Martins Soares; Carlos Eduardo da Silva Bessa; Biramar Nunes de Lima; Pedro Augusto Nardelli Pinto; Eliane Aleixo Lustosa; Antonio Carlos Valente da Silva (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0)1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 89).


                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY